UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Compressco Partners, L.P.
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

20467A 101
(CUSIP Number)

Bass C. Wallace, Jr.
TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380
Telephone: (281) 367-1983
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TETRA Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 7,818,370
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 7,818,370
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 7,818,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.8%
14	TYPE OF REPORTING PERSON HC; CO

(1) TETRA Technologies, Inc., a Delaware corporation (“TETRA”), has indirect, sole voting power and indirect, sole dispositive power with respect to the 7,818,370 common units representing limited partner interests (“Common Units”) reported herein, 1,391,113 Common Units of which are directly held by Compressco Partners Investment, LLC, a Delaware limited liability company (“CPI”), 5,704,046 Common Units of which are directly held by Compressco Partners GP Inc., a Delaware corporation (the “General Partner”), and 723,211 Common Units of which are directly held by TETRA International Incorporated (“TII”). CPI is a directly, wholly owned subsidiary of the General Partner, the General Partner is a direct, wholly owned subsidiary of Compressco Field Services, L.L.C., an Oklahoma limited liability company (“CFS”), CFS is a direct, wholly owned subsidiary of Compressco, Inc., a Delaware corporation (“CI”), and CI and TII are direct, wholly owned subsidiaries of TETRA.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TETRA International Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 723,211
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 723,211
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 723,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9%
14	TYPE OF REPORTING PERSON CO

(1) TII is the holder of record of 723,211 Common Units.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 7,095,159
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 7,095,159
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 7,095,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.9%
14	TYPE OF REPORTING PERSON HC; CO

(1) CI has indirect, sole voting power and indirect, sole dispositive power with respect to the 7,095,159 Common Units reported herein, 5,704,046 of which Common Units are directly held by the General Partner and 1,391,113 of which Common Units are directly held by CPI. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, and CPI is a direct, wholly owned subsidiary of the General Partner.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco Field Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 7,095,159
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 7,095,159
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 7,095,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.9%
14	TYPE OF REPORTING PERSON HC; CO

(1) CFS has indirect, sole voting power and indirect, sole dispositive power with respect to the 7,095,159 Common Units reported herein, 5,704,046 of which Common Units are directly held by the General Partner and 1,391,113 of which Common Units are directly held by CPI. The General Partner is a direct, wholly owned subsidiary of CFS, and CPI is a direct, wholly owned subsidiary of the General Partner.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco Partners GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 7,095,159
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 7,095,159
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 7,095,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.9%
14	TYPE OF REPORTING PERSON HC; CO

(1) The General Partner has direct, sole voting power and direct, sole dispositive power with respect to 5,704,046 Common Units held of record by the General Partner and reported herein, and indirect, sole voting power and indirect, sole dispositive power with respect 1,391,113 Common Units reported herein, all of which 1,391,113 Common Units are directly held by CPI. CPI is a direct, wholly owned subsidiary of the General Partner.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco Partners Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 1,391,113
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 1,391,113
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 1,391,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7%
14	TYPE OF REPORTING PERSON OO

(1) CPI is the holder of record of 1,391,113 Common Units.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to common units representing limited partner interests (“Common Units”) in Compressco Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102, and amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2011 (the “Original Schedule 13D”) by TETRA Technologies, Inc., a Delaware corporation (“TETRA”), TETRA International Incorporated, a Delaware corporation (“TII”), Compressco, Inc., a Delaware corporation (“CI”), Compressco Field Services, Inc., an Oklahoma corporation (now known as Compressco Field Services, L.L.C., an Oklahoma limited liability company (“CFS”)) and Compressco Partners GP Inc., a Delaware corporation (the “General Partner”).

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend, or amend and restate, as indicated herein, the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)     This Schedule 13D is filed by:

(i)    TETRA Technologies, Inc., a Delaware corporation (“TETRA”);

(ii)    TETRA International Incorporated, a Delaware corporation (“TII”);

(iii)    Compressco, Inc., a Delaware corporation (“CI”);

(iv) Compressco Field Services, L.L.C., an Oklahoma limited liability company (“CFS”);

(v)    Compressco Partners GP Inc., a Delaware corporation (the “General Partner”); and

(vi) Compressco Partners Investment, LLC, a Delaware limited liability company (“CPI”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

TETRA is a publicly traded company. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, CPI is a direct, wholly owned subsidiary of the General Partner and CI and TII are direct, wholly owned subsidiaries of TETRA. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)     The principal business address of TETRA and TII is 24955 Interstate 45 North, The Woodlands, Texas, 77380. The principal business address of each other Reporting Person is 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma, 73102.

(c) TETRA, together with TII, CI, CFS and other of its subsidiaries, is a geographically diversified oil and gas services company. TETRA’s principal business, together with TII, CI, CFS and other of its subsidiaries, is to provide completion fluids and associated products and services, water management, after-frac flow back, production well testing, offshore rig cooling, compression based production enhancement, and selected offshore services, including well plugging and abandonment, decommissioning, and diving, to its customers. The principal business of the General Partner is to hold Common Units, subordinated units representing limited partner interests in the Issuer, and certain incentive distribution rights granted by the Issuer, and to manage the business and affairs of the Issuer. The principal business of CPI is to hold Common Units.

(d) - (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. CPI is managed by its sole manager, the General Partner, and does not directly have officers or directors. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

In connection with the Issuer’s acquisition of Compressor Systems, Inc. (“CSI” and the “CSI Acquisition”), the Issuer issued 15,280,000 Common Units in a public offering pursuant to the Prospectus Supplement dated July 24, 2014 (the “2014 Offering”). In the 2014 Offering, CPI acquired 1,391,113 Common Units at a price of $23.50 per Common Unit. The additional Common Units were purchased effective July 28, 2014 and issued on July 30, 2014. In addition, on July 30, 2014, the Reporting Persons made a capital contribution of $7.3 million to the Issuer to maintain the General Partner’s approximate 2% general partner interest.

The acquisition of the additional Common Units in the 2014 Offering was funded through borrowings under TETRA’s unsecured revolving credit facility pursuant to the Credit Agreement dated as of June 27, 2006, among TETRA, certain of its subsidiaries, JPMorgan Chase Bank, N.A., Bank of America, National Association, Wells Fargo Bank, N.A., Comerica Bank and the other lenders a party thereto, as amended.

Item 4. Purpose of Transaction

The information previously provided in the initial paragraph in response to Item 4 is hereby amended and supplemented by adding the following:

The Reporting Persons acquired the additional Common Units in the 2014 Offering for investment purposes and to provide funds to the Issuer for the CSI Acquisition. The Reporting Persons may make additional purchases or other acquisitions of Common Units either in the open market or in private transactions depending on such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The information previously provided in response to Item 4(a) is hereby amended and supplemented by adding the following:

In the event additional Common Units are purchased by the underwriters of the 2014 Offering within 30 days of the closing of the 2014 Offering, the Reporting Persons may make additional capital contributions to the Issuer to maintain the General Partner’s approximate 2% general partner interest.

The information previously provided in response to Item 4(d) is hereby amended and supplemented by adding the following:

In connection with the closing of the CSI Acquisition, effective August 4, 2014, Timothy A. Knox, the former president of CSI, was appointed the General Partner’s President and upon such appointment, Ronald J. Foster resigned as President of the General Partner and was appointed as Senior Vice President and Chief Marketing Officer of the General Partner. On August 5, 2014, Timothy A. Knox was named as an additional member of the board of directors of the General Partner.

The information previously provided in response to Item 4(f) is hereby amended and supplemented by adding the following:

A portion of the proceeds from the 2014 Offering, including the purchase of Common Units in the 2014 Offering by the Reporting Persons, was used to pay the purchase price of the CSI Acquisition, which resulted in a significant expansion of the Issuer’s business.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)     (1) TETRA may be deemed to beneficially own 7,818,370 Common Units, 5,704,046 Common Units of which are directly held by the General Partner, 1,391,113 Common Units of which are directly held by CPI and 723,211 Common Units of which are directly held by TII. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, CPI is a direct, wholly owned subsidiary of the General Partner and CI and TII are direct, wholly owned subsidiaries of TETRA. Such Common Units represent approximately 31.8% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 24,576,144 Common Units outstanding as of August 8, 2014). TETRA may also be deemed to beneficially own 5,521,094 Subordinated Units held of record by the General Partner and 752,876 Subordinated Units held of record by TII. As previously disclosed in the Current Report on Form 8-K filed with the SEC by the Issuer on July 14, 2014, the Subordinated Units will convert into Common Units on a one-for-one basis effective August 18, 2014.

(2) TII is the record and beneficial owner of 723,211 Common Units. Such Common Units represent approximately 2.9% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 24,576,144 Common Units outstanding as of August 8, 2014). TII is also the record and beneficial owner of 752,876 Subordinated Units that will convert into Common Units on a one-for-one basis effective August 18, 2014.

(3) CI may be deemed to beneficially own 7,095,159 Common Units, of which 5,704,046 Common Units are directly held by the General Partner and 1,391,113 Common Units are directly held by CPI. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, and CPI is a direct, wholly-owned subsidiary of the General Partner. Such Common Units represent approximately 28.9% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 24,576,144 Common Units outstanding as of August 8, 2014). CI may also be deemed to beneficially own 5,521,094 Subordinated Units held of record by the General Partner. The Subordinated Units will convert into Common Units on a one-for-one basis effective August 18, 2014.

(4) CFS may be deemed to beneficially own 7,095,159 Common Units, of which 5,704,046 Common Units are directly held by the General Partner and 1,391,113 Common Units are directly held by CPI. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, and CPI is a direct, wholly-owned subsidiary of the General Partner. Such Common Units represent approximately 28.9% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 24,576,144 Common Units outstanding as of August 8, 2014). CFS may also be deemed to beneficially own 5,521,094 Subordinated Units held of record by the General Partner. The Subordinated Units will convert into Common Units on a one-for-one basis effective August 18, 2014.

(5) The General Partner is the record and beneficial owner of 5,704,046 Common Units and may be deemed to beneficially own an additional 1,391,113 Common Units that are directly held by CPI. Such Common Units represent approximately 28.9% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 24,576,144 Common Units outstanding as of August 8, 2014). The General Partner is also the record and beneficial owner of 5,521,094 Subordinated Units that will convert into Common Units on a one-for-one effective August 18, 2014. The General Partner is also the record and beneficial owner of an approximate 2% general partner interest in the Issuer and incentive distribution rights that represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts in the Issuer.

(6) CPI is the record and beneficial owner of 1,391,113 Common Units. Such Common Units represent approximately 5.7% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 24,576,144 Common Units outstanding as of August 8, 2014).

(7) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons as of July 28, 2014.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for information applicable to the Listed Persons.

(c) Except as described in Item 3 above or elsewhere in this Amendment, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in Common Units during the past 60 days by the Listed Persons.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 3 and Item 4 of this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

Exhibit A
Credit Agreement, as amended and restated, dated as of June 27, 2006, among TETRA Technologies, Inc. and certain of its subsidiaries, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, National Association and Wells Fargo Bank, N.A., as syndication agents, and Comerica Bank, as documentation agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to TETRA Technologies, Inc.’s Form 8-K filed on June 30, 2006 (SEC File No. 001-13455)).

Exhibit B
Agreement and First Amendment to Credit Agreement, dated as of December 15, 2006, among TETRA Technologies, Inc. and certain of its subsidiaries, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, National Association and Wells Fargo Bank, N.A., as syndication agents, and Comerica Bank, as documentation agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to TETRA Technologies, Inc.’s Form 8-K filed on January 10, 2007 (SEC File No. 001-13455)).

Exhibit C
Agreement and Second Amendment to Credit Agreement dated as of October 29, 2010, among TETRA Technologies, Inc. and certain of its subsidiaries, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, National Association and Wells Fargo Bank, N.A. as syndication agents, and Comerica Bank, as documentation agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to TETRA Technologies, Inc.’s Form 8-K filed on November 3, 2010 (SEC File No. 001-13455)).

Exhibit D*	Joint Filing Statement.

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 8, 2014

TETRA Technologies, Inc.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President and Chief Executive Officer

TETRA International Incorporated

By: /s/ Stuart M. Brightman___
Name: Stuart M. Brightman
Title: President

Compressco, Inc.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President

Compressco Field Services, L.L.C.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President

Compressco Partners GP Inc.

By: /s/ James P. Rounsavall
Name: James P. Rounsavall
Title: Chief Financial Officer

Compressco Partners Investment LLC

By:    Compressco Partners GP Inc., its sole member

By: /s/ James P. Rounsavall
Name: James P. Rounsavall
Title: Chief Financial Officer

SCHEDULE 1

Listed Persons*

(as of July 28, 2014)

Executive Officers of TETRA Technologies, Inc.

Name: Stuart M. Brightman
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: President and Chief Executive Officer, TETRA Technologies, Inc., Chairman of the Board of Directors of Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 17,500 Common Units (less than 1%)

Name: Elijio V. Serrano
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President and Chief Financial Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Joseph Elkhoury
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President and Chief Operating Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Edwin H. Goldman
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 2,500 Common Units (less than 1%)

Name: Bass C. Wallace, Jr.
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President and General Counsel, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 7,000 Common Units (less than 1%)

Name: Peter J. Pintar
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President - Corporate Strategy and Development, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 30,000 Common Units (less than 1%)

Name: Ben C. Chambers
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Vice President - Accounting, Chief Accounting Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Bruce A. Cobb
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Vice President - Finance and Treasurer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Elisabeth K. Evans
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Vice President - Human Resources, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Ronald J. Foster
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: President, Compressco Partners GP Inc. [as of July 28, 2014]
Citizenship: US
Amount Beneficially Owned: 68,483 Common Units (less than 1%)

Directors of TETRA Technologies, Inc.

Name: Stuart M. Brightman
(see above)

Name: Mark E. Baldwin
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Thomas R. Bates
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 1,000 Common Units (less than 1%)

Name: Paul D. Coombs
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc. and Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 13,500 Common Units (less than 1%)

Name: Ralph S. Cunningham
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Chairman of the Board of Directors, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 7,500 Common Units (less than 1%)

Name: John F. Glick
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 2,000 Common Units (less than 1%)

Name: Kenneth P. Mitchell
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 10,055 Common Units (less than 1%)

Name: William D. Sullivan
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc. and Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 28,270 Common Units (less than 1%)

Name: Kenneth E. White, Jr.
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Executive Officers of TETRA International Incorporated

Name: Stuart M. Brightman
(see above)

Name: Edwin H. Goldman
(see above)

Name: Bass C. Wallace, Jr.
(see above)

Name: Bruce A. Cobb
(see above)

Directors of TETRA International Incorporated

Name: Stuart M. Brightman
(see above)

Name: Edwin H. Goldman
(see above)

Executive Officers of Compressco, Inc.

Name: Stuart M. Brightman
(see above)

Name: Bass C. Wallace, Jr.
(see above)

Name: Bruce A. Cobb
(see above)

Directors of Compressco, Inc.

Name: Stuart M. Brightman
(see above)

Executive Officers of Compressco Field Services, L.L.C.

Name: Stuart M. Brightman
(see above)

Name: Kimberly M. O’Brien
Address: c/o TETRA Technologies, Inc. 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Corporate Secretary, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Bruce A. Cobb
(see above)

Directors of Compressco Field Services, L.L.C.

Name: Stuart M. Brightman
(see above)

Name: Ronald J. Foster
(see above)

Executive Officers of Compressco Partners GP Inc.

Name: Kevin W. Book
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Vice President of International Operations, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 20,663 Common Units (less than 1%)

Name: Mark L. Corlee
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Vice President of Field Services, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 1,818 Common Units (less than 1%)

Name: Ronald J. Foster
(see above)

Name: James P. Rounsavall
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Chief Financial Officer and Corporate Secretary, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 14,240 Common Units (less than 1%)

Name: Sheri J. Vanhooser
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Vice President of Sales and Marketing, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 18,373 Common Units (less than 1%)

Directors of Compressco Partners GP Inc.

Name: Stuart M. Brightman
(see above)

Name: Paul D. Coombs
(see above)

Name: Ronald J. Foster
(see above)

Name: D. Frank Harrison
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Director, Compressco Partners GP Inc.
Amount Beneficially Owned: 11,593 Common Units (less than 1%)

Name: James R. Larson
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Director, Compressco Partners GP Inc.
Amount Beneficially Owned: 16,083 Common Units (less than 1%)

Name: William D. Sullivan
(see above)

*Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Units.

EXHIBIT D

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 1 to Schedule 13D is, and any further amendments hereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: August 8, 2014
TETRA Technologies, Inc.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President and Chief Executive Officer

TETRA International Incorporated

By: /s/ Stuart M. Brightman___
Name: Stuart M. Brightman
Title: President

Compressco, Inc.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President

Compressco Field Services, L.L.C.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President

Compressco Partners GP Inc.

By: /s/ James P. Rounsavall
Name: James P. Rounsavall
Title: Chief Financial Officer

Compressco Partners Investment LLC

By:    Compressco Partners GP Inc., its sole member

By: /s/ James P. Rounsavall
Name: James P. Rounsavall
Title: Chief Financial Officer